Exhibit 16.1

JIMMY C.H. CHEUNG & CO. Certified Public Accountants	Registered with the Public Company Accounting Oversight Board

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Dear Sir/Madam:

We are the predecessor independent registered public accounting firm for Network CN Inc. (the “Company”).  We have read the Company’s disclosure set forth in Item 4.01, “Changes in Registrant’s Certifying Accountant”, of the Company’s Current Report on Form 8-K dated February 9, 2010 (the Current Report) and are in agreement with the disclosure in the Current Report insofar as it pertains to our firm.

Yours faithfully,

JIMMY C.H. CHEUNG & CO.
Certified Public Accountants

Hong Kong

Date: February 9, 2010

1607 Dominion Centre, 43 Queen’s Road East, Wanchai, Hong Kong
Telephone : (852) 25295500       Fax:   (852) 21277660
Email         : jimmy.cheung@jchcheungco.hk
Website      : http://www.jchcheungco.hk